May 7, 2007

Michael De Angelis
916.558.6164 direct
mdeangelis@weintraub.com

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  H. Roger Schwall

Re:	NutraCea
Registration Statement on Form S-1
Filed April 2, 2007
File No. 333-141744

Dear Mr. Schwall:

On behalf of NutraCea, a California corporation (“NutraCea” or the “Company”), we are responding to the comments in the letter dated May 1, 2007, from H. Roger Schwall of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement. Transmitted herewith for filing via EDGAR is Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-141744) (the “Amendment”), together with all exhibits listed therein as being filed with the Amendment.

The courtesy package that is being provided to Mr. Schwall contains a copy of this letter and two copies of the Amendment.

The responses below are provided by NutraCea, and have been numbered to correspond with the comments in the May 1, 2007 letter.

FORM S-1

General

COMMENT 1:

We are in receipt of your pending Confidential Treatment Request filed with respect to your Form 10-QSB on June 15, 2006. We will issue comments, if any, under separate cover. Any request for accelerated effectiveness of you registration statement would be premature until all outstanding issues, including those related to your confidential treatment request, have been resolved.

Securities and Exchange Commission
Division of Corporate Finance
May 7, 2007

RESPONSE TO COMMENT 1

By letter dated May 7, 2007, we responded to the Staff’s comment letter dated May 1, 2007 with respect to the confidential treatment request.

Undertakings

COMMENT 2:

Provide all of the applicable undertakings pursuant to Item 512(a) of Regulation S-K.

RESPONSE TO COMMENT 2

The disclosure has been revised as requested.

Conclusion

If you have any further comments or questions, please contact Chris Chediak or the undersigned at (916) 558-6000.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

By:      /s/ Michael De Angelis
Michael De Angelis

Enclosures

cc.     Brad Edson (w/o encls.)
          Todd C. Crow (w/o encls.)